ECP Environmental Growth Opportunities Corp.
40 Beechwood Road
Summit, NJ 07901

January 27, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:Kevin Dougherty, Staff Attorney
Division of Corporation Finance

Office of Energy & Transportation

Re: ECP Environmental Growth Opportunities Corp.

Registration Statement on Form S-1

Filed January 15, 2021

File No. 333-252172

Draft Registration Statement on Form S-1

Filed December 23, 2020

CIK No. 1832351

Ladies and Gentlemen:

This letter sets forth the responses of ECP Environmental Growth Opportunities Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 publicly filed by the Company with the Commission on January 15, 2021 (the “Registration Statement”) and the Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Commission on December 23, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company has publicly submitted through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions correspond to Amendment No. 1, and all capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed January 15, 2021

Summary

Our Sponsoring Affiliate, page 3

1.	Please balance your disclosure of ECP’s investments in the electrification thematic in Calpine as one of the largest and cleanest generators of electricity and a recognized leader in developing,

Securities and Exchange Commission

January 27, 2021

constructing, owning and operating an environmentally responsible portfolio of flexible and reliable power plants, including renewable geothermal conventional steam turbines and battery storage facilities, with disclosure of the extent to which Calpine's 26,000 megawatts in generating capacity is natural gas fired. From our review of Calpine's website, for example, natural gas fired power plants appear to produce 97% of Calpine's generation capacity, and the company's first battery storage facility is under construction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 4 and 94.

Our warrant agreement will designate the courts of the State of New York or the United States District Court…, page 45

2.

You disclose that the forum provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please also disclose whether this provision applies to actions arising under the Securities Act. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 48 and 153.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery…, page 62

3.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” You disclose that your exclusive forum provision will not apply to claims arising under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. However, you later disclose that additionally, your amended and restated certificate of incorporation will provide that unless you consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against you or any of your directors, officers, other employees or agents. Please clarify how your forum selection provision applies to Securities Act claims.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 66-67 and 157-158.

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Securities and Exchange Commission

January 27, 2021

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

ECP Environmental Growth Opportunities Corp.

By: /s/ Tyler Reeder

Tyler Reeder

Chief Executive Officer

Cc:Ryan J. Maierson, Latham & Watkins LLP